MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three months ended March 31, 2026

As of May 6, 2026

Fortuna Mining Corp. Management’s Discussion and Analysis For the three months ended March 31, 2026	(in US dollars, tabular amounts in millions, except where noted)

This Management’s Discussion and Analysis (“MD&A”) of the financial position and results of operations for Fortuna Mining Corp. (the “Company” or “Fortuna”) (TSX: FVI and NYSE: FSM) should be read in conjunction with the audited consolidated financial statements of the Company for the years ended December 31, 2025 and 2024 (the “2025 Financial Statements”), and the unaudited condensed interim consolidated financial statements of the Company for the three months ended March 31, 2026 and 2025 (the “Q1 2026 Financial Statements”) and the related notes thereto which have been prepared in accordance with IAS 34, Interim Financial Reporting, using accounting policies consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). For further information on the Company, reference should be made to its public filings, including its annual information form, on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.

This MD&A is prepared by management and approved by the Board of Directors as of May 6, 2026. The information and discussion provided in this MD&A covers the three months ended March 31, 2026 and 2025, and where applicable, the subsequent period up to the date of issuance of this MD&A. Unless otherwise noted, all dollar amounts in this MD&A are expressed in United States (“US”) dollars. References to "$" or "US$" in this MD&A are to US dollars and references to C$ are to Canadian dollars.

Fortuna has a number of direct and indirect subsidiaries which own and operate assets and conduct activities in different jurisdictions. The terms "Fortuna" or the "Company" are used in this MD&A for simplicity of the discussion provided herein and may include references to subsidiaries that have an affiliation with Fortuna, without necessarily identifying the specific nature of such affiliation.

This MD&A contains forward-looking statements. Readers are cautioned as to the risks and uncertainties related to the forward-looking statements, the risks and uncertainties associated with investing in the Company’s securities and the technical and scientific information under National Instrument 43-101 – Standards for Disclosure of Mineral Projects (“NI 43-101”) concerning the Company’s material properties, including information about mineral reserves and resources, which classifications differ from the requirements required by the U.S. Securities and Exchange Commission (“SEC”) as set out in the cautionary note on page 32 of this MD&A. All forward-looking statements are qualified by cautionary notes in this MD&A as well as risks and uncertainties discussed in the Company’s Annual Information Form for fiscal 2025 dated March 23, 2026 and its Management Information Circular dated May 1, 2025, which are available on SEDAR+ and EDGAR.

This MD&A uses certain Non-IFRS financial measures and ratios that are not defined under IFRS, including but not limited to: all-in costs, cash cost per ounce of gold; cash cost per ounce of gold equivalent;  all-in sustaining costs; all-in sustaining cash cost per ounce of gold sold; all-in sustaining cash cost per ounce of gold equivalent sold; cash cost per payable ounce of silver equivalent; all-in sustaining cash cost per payable ounce of silver equivalent sold; sustaining capital, growth capital; all-in cash cost per payable ounce of silver equivalent sold; free cashflow and free cashflow from ongoing operations; adjusted net income; adjusted attributable net income, adjusted EBITDA, EBITDA margin, net debt, total net debt to adjusted EBITDA ratio and working capital which are used by the Company to manage and evaluate operating performance at each of the Company’s mines and are widely reported in the mining industry as benchmarks for performance. Non-IFRS financial measures and non-IFRS ratios do not have a standard meaning under IFRS, and may not be comparable to similar financial measures disclosed by other issuers. Non-IFRS measures are further discussed in the “Non-IFRS Measures” section on page 20 of this MD&A.

Where applicable, the Company has presented operating and financial results for the previous financial periods based on its continuing operations. Contributions from the San Jose and Yaramoko Mines have been removed as they were disposed of during the second quarter of 2025.

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Fortuna Mining Corp. Management’s Discussion and Analysis For the three months ended March 31, 2026	(in US dollars, tabular amounts in millions, except where noted)

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Fortuna Mining Corp. Management’s Discussion and Analysis For the three months ended March 31, 2026	(in US dollars, tabular amounts in millions, except where noted)

BUSINESS OVERVIEW

Fortuna is a growth focused Canadian precious metals mining company with operations and projects in South America and West Africa. The Company produces gold, silver, and base metals and generates shared value over the long-term through efficient production, environmental protection, and social responsibility. As at the date of the MD&A, the Company has three operating mines and exploration activities in Argentina, Côte d'Ivoire, Peru, Guyana, Guinea and Mexico as well as the Diamba Sud gold project in Senegal.

The Company operates the open pit Lindero gold mine (“Lindero” or the “Lindero Mine”) located in northern Argentina, the underground Caylloma silver, lead, and zinc mine (“Caylloma” or the “Caylloma Mine”) located in southern Peru, and the open pit Séguéla gold mine (“Séguéla” or the “Séguéla Mine”) located in southwestern Côte d’Ivoire. Each of the Company's producing mines is considered to be a separate reportable segment, along with the Company's corporate stewardship segment.

Fortuna is a publicly traded company incorporated and domiciled in British Columbia, Canada. Its common shares are listed on the New York Stock Exchange (“NYSE”) under the trading symbol FSM and on the Toronto Stock Exchange (“TSX”) under the trading symbol FVI.

CORPORATE DEVELOPMENTS

Fortuna Establishes Presence in the Guyana Shield

On April 16, 2026, the Company entered into an earn-in agreement with Qstone Inc. (“Qstone”), a private Guyanese company, pursuant to which Fortuna may earn up to a 70% interest in the Quartzstone Project, a large land package comprising 29,600 hectares located in the greenstone belt of north central Guyana. Refer to the News Release dated April 20, 2026 “Fortuna Establishes Presence in the Guyana Shield Through Quartzstone Earn-In Agreement”.

Fortuna may earn an initial 51% interest in the Quartzstone Project by completing a minimum of 60,000 meters of drilling within four years, while paying all license fees and funding all related expenditures. Upon exercise of the first option, Fortuna will form a joint venture with Qstone.

Fortuna may earn an additional 19% interest in the Quartzstone Project, for an aggregate 70% interest, by solely funding a feasibility study within three years of exercising the first option and continuing to pay all license fees. Upon signing the Earn-In Agreement, the Company paid Qstone a non-refundable cash option premium of $5.0 million.

In addition to royalties payable to the State on gold production, the Quartzstone Project is subject to a 4.5% net smelter returns royalty in favour of a prior owner, which may be repurchased at a price to be determined by the parties at any time.

HIGHLIGHTS FOR THE THREE MONTHS ENDED MARCH 31, 2026

Financial

●	Sales were $342.5 million, an increase of 76% from the $195.0 million reported in the three months ended March 31, 2025 (“Q1 2025”)
●	Mine operating income was $211.8 million, an increase of 164% from the $80.3 million reported in Q1 2025
●	Operating income was $180.1 million, an increase of $124.2 million from the $55.9 million in operating income reported in Q1 2025

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Fortuna Mining Corp. Management’s Discussion and Analysis For the three months ended March 31, 2026	(in US dollars, tabular amounts in millions, except where noted)

●	Attributable net income from continuing operations was $111.0 million or $0.36 per share, an increase from attributable net income of $35.4 million or $0.12 per share reported in Q1 2025
●	Adjusted net income (refer to Non-IFRS Financial Measures) was $119.9 million compared to $39.1 million in Q1 2025, representing a 207% increase
●	Adjusted EBITDA (refer to Non-IFRS Financial Measures) was $218.8 million compared to $102.6 million reported in Q1 2025, representing a 113% increase
●	Free cash flow from ongoing operations (refer to Non-IFRS Financial Measures) was $174.0 million compared to $66.7 million reported in Q1 2025, representing a 161% increase
●	Net cash provided by operating activities from continuing operations was $209.4 million, an increase of 135% from the $89.0 million reported in Q1 2025

Operating

●	Gold production of 63,561 ounces, an 8% increase from Q1 2025
●	Silver production of 257,603 ounces, a 6% increase from Q1 2025
●	Lead production of 8,174,740 pounds, a 7% decrease from Q1 2025
●	Zinc production of 11,525,766 pounds, a 16% decrease from Q1 2025
●	Consolidated All-in Sustaining Costs (“AISC”) of $2,107 per ounce on a gold equivalent sold basis compared to $1,752 per ounce for Q1 2025. See “Non-IFRS Measures - All-in Sustaining Cash Cost per Ounce of Gold Equivalent Sold” for additional information

Health & Safety

During the first quarter of 2026, the Company recorded zero lost time injuries, one restricted work injury, and two medical treatment injuries over 2.6 million hours worked. As a result, the lost time injury frequency rate at the end of the quarter was zero per million hours worked, equivalent to Q1 2025. The total recordable injury frequency rate was 1.16 per million hours worked, compared to 0.96 in Q1 2025.

Environment

No serious environmental incidents, no incidents of non-compliance related to water permits, standards, and regulations and no material environmental fines were recorded during the first quarter of 2026.

Community Engagement

During the first quarter of 2026, there were no material disputes at any of our sites. The Company recorded 226 local stakeholder engagement activities during the period, including consultation meetings with local administration and community leaders, participation in ceremonies and courtesy visits.

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Fortuna Mining Corp. Management’s Discussion and Analysis For the three months ended March 31, 2026	(in US dollars, tabular amounts in millions, except where noted)

Operating and Financial Highlights From Continuing Operations

A summary of the Company’s consolidated financial and operating results for the three months ended March 31, 2026 and 2025 is presented below:

	Three months ended March 31,
Consolidated Metrics	2026	2025	% Change
Selected highlights

Gold
Metal produced (oz)	63,561	58,820	8%
Metal sold (oz)	63,423	57,094	11%
Realized price ($/oz)	4,884	2,884	69%

Silver
Metal produced (oz)	257,603	242,993	6%
Metal sold (oz)	203,433	251,810	(19%)
Realized price ($/oz)	82.69	31.77	160%

Lead
Metal produced (000's lbs)	8,175	8,836	(7%)
Metal sold (000's lbs)	7,039	9,199	(23%)

Zinc
Metal produced (000's lbs)	11,526	13,772	(16%)
Metal sold (000's lbs)	11,017	13,826	(20%)

Unit costs
Cash cost ($/oz Au Eq) (1)(2)	951	866	10%
All-in sustaining cash cost ($/oz Au Eq) (1)(2)	2,107	1,752	20%

Mine operating income	211.8	80.3	164%
Operating income	180.1	55.9	222%
Net income from continuing operations	119.9	38.9	208%
Attributable net income from continuing operations	111.0	35.4	214%
Attributable income from continuing operations per share - basic	0.36	0.12	200%
Attributable net income	111.0	58.5	90%
Attributable income per share - basic	0.36	0.19	89%
Adjusted attributable net income from continuing operations (1)	111.0	35.6	212%
Adjusted EBITDA (1)	218.8	102.6	113%
Net cash provided by operating activities - continuing operations	209.4	89.0	135%
Free cash flow from ongoing operations (1)	174.0	66.7	161%
Capital Expenditures (3)
Sustaining	27.9	22.6	23%
Sustaining leases	6.8	4.9	39%
Growth capital	17.4	15.4	13%

(in millions of US dollars, except percentages)	March 31, 2026	December 31, 2025	% Change
Cash and cash equivalents	665.9	554.0	20%
Total assets	2,492.6	2,360.6	6%
Debt	136.6	134.4	2%
Equity attributable to Fortuna shareholders	1,773.0	1,677.0	6%
(1) Refer to Non-IFRS financial measures.
(2) Gold equivalent was calculated using the realized prices for gold of $4,884/oz Au, $82.69/oz Ag, $1,918/t Pb and $3,246/t Zn for Q1 2026. Gold equivalent was

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Fortuna Mining Corp. Management’s Discussion and Analysis For the three months ended March 31, 2026	(in US dollars, tabular amounts in millions, except where noted)

calculated using the realized prices for gold of $2,884/oz Au, $31.77/oz Ag, $1,971/t Pb and $2,841/t Zn for Q1 2025.
(3) Capital expenditures are presented on a cash basis.
Figures may not add due to rounding.
Discontinued operations have been removed where applicable.

FINANCIAL RESULTS FROM CONTINUING OPERATIONS

Sales

(in millions of US dollars,	Three months ended March 31,
except percentages)	2026	2025	% Change
Provisional sales
Lindero	101.5	53.2	91%
Séguéla	206.3	111.0	86%
Caylloma	34.1	30.6	11%
Adjustments (1)	0.6	0.2	200%
Total sales	342.5	195.0	76%

(1) Adjustments consist of mark to market, final price and assay adjustments.
Based on provisional sales before final price adjustments. Net after payable metal deductions, treatment, and refining charges.
Treatment charges are allocated to base metals at Caylloma.
Discontinued operations have been removed.

First Quarter 2026 vs First Quarter 2025

Consolidated sales from continuing operations for the three months ended March 31, 2026 were $342.5 million, a 76% increase from the $195.0 million reported in the same period in 2025. Sales by reportable segment for the three months ended March 31, 2026 were as follows:

●	Lindero recognized sales of $101.5 million from the sale of 21,183 ounces of gold, a 91% increase from the comparable period in 2025. Sales increased at Lindero as a result of higher realized metal prices of $4,837 per gold ounce compared to $2,877 and higher ounces sold. See "Results of Operations – Lindero Mine, Argentina" for additional information.
●	Séguéla recognized sales of $206.3 million from the sale of 42,054 ounces of gold, an increase of 86% over the comparable period. Higher sales at Séguéla were the result of higher production from higher grades as well as higher realized metal prices of $4,906 per gold ounce compared to $2,888 in the comparable period. See "Results of Operations – Séguéla Mine, Côte d’Ivoire" for additional information.
●	Caylloma recognized sales of $34.1 million compared to $30.6 million reported in the same period in 2025. Increased sales were driven by higher realized silver prices of $82.69 per ounce compared to $31.77 per ounce in the comparable period. The increase was partially offset by lower base metal production. See "Results of Operations – Caylloma Mine, Peru" for additional information.

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Fortuna Mining Corp. Management’s Discussion and Analysis For the three months ended March 31, 2026	(in US dollars, tabular amounts in millions, except where noted)

Operating Income (Loss) and Adjusted EBITDA

	Three months ended March 31,
	2026	% (1)	2025	% (1)
Operating income (loss)
Lindero	55.6	55%	17.5	33%
Séguéla	119.9	58%	44.5	40%
Caylloma	17.8	51%	10.5	34%
Corporate	(13.2)		(16.6)
Total	180.1	53%	55.9	29%

Adjusted EBITDA (2)
Lindero	70.5	69%	28.7	54%
Séguéla	144.7	70%	75.1	68%
Caylloma	21.3	62%	15.0	48%
Corporate	(17.7)		(16.2)
Total	218.8	64%	102.6	53%

(1) As a percentage of sales.
(2) Refer to Non-IFRS Financial Measures.
Figures may not add due to rounding.
Discontinued operations have been removed.

First Quarter 2026 vs First Quarter 2025

Operating income for the three months ended March 31, 2026 was $180.1 million, an increase of $124.2 million over the same period in 2025 which was primarily due to:

●	Higher operating income at the Lindero Mine was primarily the result of higher sales as described above. This was partially offset by higher depletion per ounce due to an impairment reversal in Q3 2025 and higher Argentine peso denominated costs due to macroeconomic factors.
●	The Séguéla Mine recognized operating income of $119.9 million in the first quarter compared to $44.5 million in the comparable period. The increase in operating income was a result of higher sales and lower depletion per ounce due to an increase in reserves partially offset by higher royalties. Operating income for the first quarter of 2026 included $11.6 million in depletion related to the purchase price of Roxgold Inc. in 2021.
●	Operating income at the Caylloma Mine for the first quarter of 2026 increased by $7.3 million compared to 2025 as a result of higher silver sales.

After adjusting for items that are not indicative of future operating earnings, adjusted EBITDA (refer to Non-IFRS Financial Measures) was $218.8 million for the three months ended March 31, 2026, an increase of $116.2 million over the same period in 2025. Higher adjusted EBITDA was primarily the result of higher sales.

The most comparable IFRS measure to the Non-IFRS measure adjusted EBITDA is net income from continuing operations. Net income from continuing operations for the three months ended March 31, 2026 was $119.9 million, an $81.0 million increase from the $38.9 million reported in the comparable period. Refer to the discussion above and to the section entitled “Non-IFRS Measures” for more detailed information.

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Fortuna Mining Corp. Management’s Discussion and Analysis For the three months ended March 31, 2026	(in US dollars, tabular amounts in millions, except where noted)

All-in Sustaining Cost (“AISC”)

First Quarter 2026 vs First Quarter 2025

Consolidated AISC per gold equivalent ounce (“GEO”) sold from continuing operations for the first quarter of 2026 was $2,107 compared to $1,752 for the comparable quarter. Factors that contributed to higher AISC for the period were:

●	An $84/oz increase due to higher cash costs
●	A $114/oz increase from royalties as a result of higher realized metal prices
●	$43/oz from higher G&A primarily due to timing of expenses
●	$87/oz for higher sustaining capital due to capitalized stripping at Séguéla
●	The comparable period included a ($20)/oz benefit related to the gain on blue chip swaps in Argentina
●	The impact of high gold prices on the calculation of GEOs at Caylloma

General and Administrative (“G&A”) Expenses

	Three months ended March 31,
(in millions of US dollars except percentages)	2026	2025	% Change
Mine G&A	8.6	7.5	15%
Corporate G&A	11.0	7.3	51%
Share-based payments	7.8	9.1	(14)%
Workers' participation	0.4	–	100%
Total	27.8	23.9	16%

G&A expenses for the three months ended March 31, 2026 increased 18% to $27.8 million compared to $23.9 million reported in the same period in 2025. The increase was primarily due to the timing of the spending.

Foreign Exchange

Foreign exchange loss for the three months ended March 31, 2026 was $2.1 million compared to a $0.2 million gain reported in the same period in 2025. The higher foreign exchange loss in the quarter was due to the purchase of US dollars in Argentina to repatriate funds and a devaluation of the Euro relative to the US Dollar and the impact on cash and VAT balances in Côte d’Ivoire held in West African Francs.

Income Tax Expense

Income tax expense for the three months ended March 31, 2026 was $58.4 million compared to $15.4 million reported in the same period in 2025. The $43.0 million increase in income tax expense was due to higher net income before taxes as well as the accrual of $12.4 million in withholding taxes primarily for repatriation of cash from subsidiaries.

The effective tax rate (“ETR”) for the three months ended March 31, 2026 was 33% compared to 28% for the same period in 2025. The increase in the ETR for Q1 2026 was primarily due to a higher deferred tax expense as a result of the accrual of withholding taxes and the impact of foreign exchange rates on tax balances in local currency.

The Company is subject to tax in various jurisdictions, including Peru, Mexico, Argentina, Côte d’Ivoire, Senegal, Australia, and Canada. There are a number of factors that can significantly impact the Company’s ETR including the geographic distribution of income, variations in our income before income taxes, varying rates in different jurisdictions, the non-recognition of tax assets, local inflation rates, fluctuation in the value of the United States dollar and foreign currencies, changes in tax laws, and the impact of specific transactions and assessments. As a result of the number of factors that can

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Fortuna Mining Corp. Management’s Discussion and Analysis For the three months ended March 31, 2026	(in US dollars, tabular amounts in millions, except where noted)

potentially impact the ETR and the sensitivity of the tax provision to these factors, the ETR will fluctuate, sometimes significantly. This trend is expected to continue in future periods.

RESULTS OF OPERATIONS

Lindero Mine, Argentina

The Lindero Mine is an open pit gold mine located in Salta Province in northern Argentina. Its commercial product is gold doré. The table below shows the key metrics used to measure the operating performance of the mine: tonnes placed on the leach pad, grade, production, and unit costs:

	Three months ended March 31,
	2026	2025
Mine production
Tonnes placed on the leach pad	1,525,826	1,753,016

Gold
Grade (g/t)	0.62	0.55
Production (oz)	21,545	20,320
Metal sold (oz)	21,183	18,655
Realized price ($/oz)	4,837	2,877

Unit costs
Cash cost ($/oz Au) (1)	1,208	1,147
All-in sustaining cash cost ($/oz Au) (1)	1,783	1,911

Capital expenditures ($000's) (2)
Sustaining	7,669	12,362
Sustaining leases	1,397	582
Growth capital	715	307

(1) Cash cost and All-in sustaining cash cost are non-IFRS financial measures. Refer to Non-IFRS Financial Measures.

(2) Capital expenditures are presented on a cash basis.

Quarterly Operating and Financial Highlights

In the first quarter of 2026, a total of 1,525,826 tonnes of ore were placed on the heap leach pad, with an average gold grade of 0.62 g/t, containing an estimated 30,538 ounces of gold. Ore mined was 1.7 million tonnes, with a stripping ratio of 1.35:1.

Lindero’s gold production for the quarter was 21,545 ounces compared to 20,320 ounces in the previous period. Higher production was mainly due to higher head grade and improved mining sequence. In late March 2026, Lindero commenced a planned 30-day replacement of the primary crusher steel foundations. Mining operations continued in advance of the scheduled work, with ore being stockpiled to support uninterrupted stacking on the leach pad during the foundation replacement period. Replacement of the primary crusher steel foundations was successfully completed on May 1, 2026 and the mine has resumed full operations.

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Fortuna Mining Corp. Management’s Discussion and Analysis For the three months ended March 31, 2026	(in US dollars, tabular amounts in millions, except where noted)

The cash cost per ounce of gold for the quarter was $1,208 compared to $1,147 in the same period of 2025. The increase in cash costs was primarily driven by higher processing costs and macroeconomic factors increasing Argentine peso denominated costs and partially offset by higher production.

In the first quarter of 2026, AISC per gold ounce sold decreased to $1,783 compared to $1,911 in the comparable period of 2025. The decrease was primarily driven by lower sustaining capital expenditures as the expansion of the leach pad was under construction in the comparable period. This was partially offset by higher cash costs.

Séguéla Mine, Côte d’Ivoire

The Séguéla Mine is located in the Woroba District of Côte d’Ivoire. The operation consists of an open pit mine, feeding ore to a single stage crushing circuit, with crushed ore being fed to a SAG mill followed by conventional carbon-in-leach and gravity recovery circuits prior to electro winning and smelting of gold doré. The table below shows the key metrics used to measure the operating performance of the mine: tonnes milled, grade, production, and unit costs:

	Three months ended March 31,
	2026	2025
Mine production
Tonnes milled	430,953	444,004
Average tonnes crushed per day	4,788	4,933

Gold
Grade (g/t)	3.21	2.76
Recovery (%)	93	93
Production (oz)	42,016	38,500
Metal sold (oz)	42,054	38,439
Realized price ($/oz)	4,906	2,888

Unit costs
Cash cost ($/oz Au) (1)	678	650
All-in sustaining cash cost ($/oz Au) (1)	1,760	1,290

Capital expenditures ($000's) (2)
Sustaining	18,017	8,613
Sustaining leases	4,264	3,639
Growth capital	6,644	9,207

(1) Cash cost and All-in sustaining cash cost are non-IFRS financial measures. Refer to Non-IFRS Financial Measures.
(2) Capital expenditures are presented on a cash basis.

Quarterly Operating and Financial Highlights

During the first quarter of 2026, mine production totaled 392,728 tonnes of ore, averaging 3.69 g/t Au, and containing an estimated 46,640 ounces of gold from the Antenna, Ancien, and Koula pits. Ore tonnes mined were lower than tonnes milled during the quarter, in line with the mine plan and the strategy to reduce surface stockpiles. A total of 5,461,098 tonnes of waste were moved during the period, resulting in a strip ratio of 13.9:1. Stripping activities also commenced at the Sunbird pit, where 1,393,130 tonnes of waste were mined.

In the first quarter of 2026, Séguéla processed 430,953 tonnes of ore, producing 42,016 ounces of gold, at an average head grade of 3.21 g/t Au, a 3% decrease in tonnes of ore and 16% increase in average head grade, compared to the same period of the previous year.

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Fortuna Mining Corp. Management’s Discussion and Analysis For the three months ended March 31, 2026	(in US dollars, tabular amounts in millions, except where noted)

Cash cost per gold ounce sold was $678, comparable to $650 for the first quarter of 2025 as higher operating costs were offset by increased production.

All-in sustaining cash cost per gold ounce sold was $1,760 for the first quarter of 2026 compared to $1,290 for the first quarter of 2025. The increase was primarily a result of higher sustaining capital from capitalized stripping and royalties due to higher gold prices and partially offset by the increase in ounces sold.

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Fortuna Mining Corp. Management’s Discussion and Analysis For the three months ended March 31, 2026	(in US dollars, tabular amounts in millions, except where noted)

Caylloma Mine, Peru

Caylloma is an underground silver, lead, and zinc mine located in the Arequipa Department in southern Peru. Its commercial products are silver-lead and zinc concentrates. The table below shows the key metrics used to measure the operating performance of the mine: tonnes milled, grade, recovery, silver, lead, and zinc production and unit costs:

	Three months ended March 31,
	2026	2025
Mine production
Tonnes milled	136,701	136,659
Average tonnes milled per day	1,553	1,553

Silver
Grade (g/t)	72	67
Recovery (%)	82	83
Production (oz)	257,603	242,993
Metal sold (oz)	200,349	250,284
Realized price ($/oz)	82.69	31.77

Lead
Grade (%)	2.99	3.21
Recovery (%)	91	91
Production (000's lbs)	8,175	8,836
Metal sold (000's lbs)	7,039	9,199
Realized price ($/lb)	0.87	0.89

Zinc
Grade (%)	4.21	5.01
Recovery (%)	91	91
Production (000's lbs)	11,526	13,772
Metal sold (000's lbs)	11,017	13,826
Realized price ($/lb)	1.47	1.29

Unit costs
Cash cost ($/oz Ag Eq) (1,2)	30.26	12.80
All-in sustaining cash cost ($/oz Ag Eq) (1,2)	44.36	18.74

Capital expenditures ($000's) (3)
Sustaining	2,240	1,615
Sustaining leases	1,134	631
Growth capital	77	249

(1) Cash cost silver equivalent and All-in sustaining cash cost silver equivalent are calculated using realized metal prices for each period respectively.
(2) Cash cost silver equivalent, and All-in sustaining cash cost silver equivalent are Non-IFRS Financial Measures, refer to Non-IFRS Financial Measures.
(3) Capital expenditures are presented on a cash basis.

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Fortuna Mining Corp. Management’s Discussion and Analysis For the three months ended March 31, 2026	(in US dollars, tabular amounts in millions, except where noted)

Quarterly Operating and Financial Highlights

In the first quarter of 2026, the Caylloma Mine produced 257,603 ounces of silver at an average head grade of 72 g/t, a 6% increase when compared to the same period of 2025.

Lead and zinc production for the quarter was 8.2 million pounds and 11.5 million pounds, respectively. Head grades averaged 2.99% Pb and 4.21% Zn, a 7% and 16% decrease, respectively, when compared to the same quarter in 2025. Production was lower due to lower head grades and was in line with the mine plan.

The cash cost per silver equivalent ounce sold in the first quarter of 2026 was $30.26 compared to $12.80 during the first quarter of 2025. The higher cost per ounce for the quarter was primarily the result of higher realized silver prices and the impact on the calculation of silver equivalent ounces sold.

The all-in sustaining cash cost per ounce of payable silver equivalent in the first quarter of 2026 increased 137% to $44.36 compared to $18.74 for the same period of 2025. The increase for the quarter was the result of higher cash costs per ounce and lower silver equivalent ounces due to higher silver prices.

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Fortuna Mining Corp. Management’s Discussion and Analysis For the three months ended March 31, 2026	(in US dollars, tabular amounts in millions, except where noted)

QUARTERLY INFORMATION

The following table provides information for the last eight fiscal quarters up to March 31, 2026:

	Q1 2026	Q4 2025	Q3 2025	Q2 2025	Q1 2025	Q4 2024	Q3 2024	Q2 2024
Sales	342.5	270.2	251.4	230.4	195.0	195.2	181.7	156.3
Mine operating income	211.8	148.4	133.1	105.0	80.3	69.0	64.1	52.6
Operating income	180.1	114.1	154.6	83.7	55.9	45.7	50.8	30.8
Net income	119.9	74.0	128.2	44.1	64.8	15.1	54.4	43.3
Attributable net income	111.0	68.1	123.6	37.3	58.5	11.3	50.5	40.6
Attributable net income from continuing operations	111.0	68.1	123.6	42.6	35.4	14.7	35.5	21.3

Attributable earnings per share from continuing operations - basic	0.36	0.22	0.40	0.14	0.12	0.05	0.11	0.07
Attributable earnings per share from continuing operations - diluted	0.35	0.21	0.38	0.14	0.12	0.05	0.11	0.07

Total assets	2,492.6	2,360.6	2,240.9	2,138.3	2,210.3	2,115.5	2,083.6	2,024.8
Debt	136.6	134.4	132.2	130.0	128.0	126.0	124.1	167.2

Figures may not add due to rounding.

Amounts have been restated to reflect the impact of discontinued operations.

The Company’s results over the past several quarters have primarily been influenced by fluctuations in the gold price, input costs, changes in gold equivalent production and foreign exchange rates.

Significant events that have impacted continuing operations from previous quarters include:

●	An impairment reversal of $52.7 million on mineral properties and the reversal of a previously recorded write-down of low grade stockpiles of $16.7 million at Lindero in Q3 2025
●	The recognition of $17.5 million in withholding taxes in Q2 2025 related to the timing of local Board approvals for the repatriation of cash balances in Côte d’Ivoire
●	The recognition of a deferred tax recovery of $12.0 million to offset the deferred tax liability from the issuance of the Convertible Notes in Q2 2024

Fortuna | 15

Fortuna Mining Corp. Management’s Discussion and Analysis For the three months ended March 31, 2026	(in US dollars, tabular amounts in millions, except where noted)

EXPLORATION AND EVALUATION

The Company capitalizes the cost of acquiring, maintaining its interest, and exploring mineral properties as exploration and evaluation assets until such time as the properties are placed into development, abandoned, sold, or considered to be impaired in value. Sustaining capital expenditures primarily consists of exploration activities to expand a known mineral reserve. Growth capital primarily consists of exploration activities to make new discoveries or convert a discovery to a mineral reserve. Exploration and evaluation expenditures for which the Company does not have title or rights are expensed when incurred.

Exploration by region	Three months ended March 31,
(in millions of US dollars)	2026	2025
Mine site	6.2	5.9
Argentina	0.4	–
Côte d’Ivoire	0.5	0.5
Senegal	0.1	0.2
Diamba Sud	3.7	2.7
Mexico	1.0	0.7
Total exploration	12.0	10.0
Sustaining	0.6	0.1
Growth	11.3	9.7

Figures may not add due to rounding.
Accrual basis.
Discontinued operations removed.

Mine site exploration at Séguéla for the three months ending March 31, 2026 continued to focus on resource expansion of the Sunbird underground and Kingfisher open pit resources with 18 diamond drill holes for 12,383 meters, and 20 reverse circulation drill (“RC”) holes for 6,007 meters for a total of 18,390 meters.  Drilling at Caylloma continued during the period with five diamond drill holes for 3,232 meters at Animas.  Preparatory work at Arizaro in Argentina was also completed ahead of resource expansion drilling which commenced on April 29.

Greenfields activities were dominated by drilling at Diamba Sud with a total of 70 diamond drill holes for 13,865 meters, and 51 RC holes for 6,944 meters, with drilling focused primarily on Southern Arc, Western Splay and Kassasoko deposits. Auger drilling for target delineation also continued across the adjacent Bondala permit. Greenfields exploration at the Centauro project in Mexico completed four diamond drill holes for 2,285 meters. Preparation for drilling in April at Cerro Lindo in Argentina was also completed.

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Fortuna Mining Corp. Management’s Discussion and Analysis For the three months ended March 31, 2026	(in US dollars, tabular amounts in millions, except where noted)

LIQUIDITY AND CAPITAL RESOURCES

Cash and Cash Equivalents

The Company had cash and cash equivalents of $665.9 million at March 31, 2026 compared to $554.0 million at the end of 2025. The increase in cash and cash equivalents was the result of higher metal prices driving higher cash flow from operations. Significant cash flow movements for the first quarter of 2026 are described below.

Operating Activities

Operating cash flow for the quarter was $209.4 million compared to $89.0 million in Q1 2025. Higher operating cash flow was driven by higher realized metal prices for gold of $4,884 in Q1 2026 compared to $2,884 in Q1 2025 and higher gold ounces sold.

Investing Activities

The Company invested $45.3 million in Q1 2026 compared to $37.9 million in Q1 2025 as outlined in the table below.

Capital investments	Three months ended March 31,
(in millions of US dollars)	2026	2025
Lindero	8.0	12.7
Séguéla	23.6	17.2
Caylloma	2.3	1.9
Mine site capital	33.9	31.7
Projects and other	9.9	5.6
Greenfields	1.5	0.6
Total capital	45.3	37.9
Sustaining	27.9	22.6
Growth	17.4	15.4

Figures may not add due to rounding.
Accrual basis.

The increase in the capital spend for the quarter was primarily due to higher capitalized stripping at Séguéla and project expenditures at Diamba Sud and partially offset by lower expenditures at Lindero.

During the first quarter of 2026, the Company also moved $12.5 million to restricted cash to issue a standby letter of credit and advanced a deposit of $5.0 million as part of securing long lead items for the Diamba Sud project.

Financing Activities

Financing cash flows for the quarter primarily consisted of $24.4 million for shares purchased under the Company’s Normal Course Issuer Bid program and $6.9 million in right of use payments.

Capital Resources

The Company maintains a $150.0 million secured revolving credit facility (the “Credit Facility”) with an uncommitted accordion option of $75.0 million. The Credit Facility matures on October 31, 2028, and accrues interest on USBR Loans at the applicable US base rate plus an applicable margin of between 1.25% and 2.25% across all levels of the margin grid, and

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Fortuna Mining Corp. Management’s Discussion and Analysis For the three months ended March 31, 2026	(in US dollars, tabular amounts in millions, except where noted)

on Benchmark Loans at the adjusted term SOFR rate for the applicable term plus the applicable margin of between 2.25% and 3.25% across all levels of the margin grid.

As at May 6, 2026, the Credit Facility remains undrawn.

(in millions of US dollars)	March 31, 2026	December 31, 2025	Change
Cash and cash equivalents and short-term investments	665.9	554.0	111.9
Credit facility	150.0	150.0	–
Total liquidity available	815.9	704.0	111.9
Amount drawn on credit facility	–	–	–
Net liquidity position	815.9	704.0	111.9

Figures may not add due to rounding.

Contractual Obligations

The expected maturity of our commitments and contractual obligations as at March 31, 2026 are outlined below:

	Expected payments due by year as at March 31, 2026
(in millions of US dollars)	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years	Total
Trade and other payables	139.7	–	–	–	139.7
Debt	4.9	12.9	175.7	–	193.5
Closure and reclamation provisions	–	2.2	13.3	42.1	57.6
Income taxes payable	120..0	–	–	–	120.0
Lease obligations	28.1	37.8	10.9	12.3	89.1
Other liabilities	–	2.4	–	–	2.4
Total	292.7	55.3	199.9	54.4	602.3

Figures may not add due to rounding.
Debt includes principal and interest payments, except accrued interest which is included in trade and other payables.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements or commitments that are expected to have a current or future effect on the financial condition, results of operations, liquidity, capital expenditures, or capital resources that are material to investors.

FINANCIAL INSTRUMENTS

The Company does not utilize complex financial instruments in hedging foreign exchange or interest exposure. Any hedging activity requires approval of the Company’s Board of Directors. The Company will not hold or issue derivative instruments for speculative or trading purposes.

Provisionally priced trade receivables of $17.1 million and share units payable of $23.4 million are the Company’s Level 2 fair value assets and liabilities. The Company has no Level 3 fair value assets.

Provisionally priced trade receivables are valued using forward London Metal Exchange prices until final prices are settled at a future date. The fair value of the share units payable is calculated using the quoted market value of the Company’s common shares.

Fortuna | 18

Fortuna Mining Corp. Management’s Discussion and Analysis For the three months ended March 31, 2026	(in US dollars, tabular amounts in millions, except where noted)

See note 3 (section l) and Note 28 of the 2025 Financial Statements for a discussion of the Company’s use of financial instruments, including a description of liquidity risks associated with such instruments.

SHARE POSITION & OUTSTANDING OPTIONS & EQUITY BASED SHARE UNITS

The Company has 302,957,387 common shares outstanding as at May 6, 2026. In addition, there were 1,459,404 outstanding equity-settled share-based performance share units.

All of the outstanding share-settled performance units are subject to a multiplier ranging from 50% to 200% depending on the achievement level of certain performance targets.

On June 10, 2024, the Company issued an aggregate principal amount of $172.5 million of unsecured convertible senior notes (the “2024 Notes”). Subject to earlier redemption or purchase, holders may convert their 2024 Notes at any time until the close of business on the business day immediately preceding June 30, 2029. Upon conversion, holders of the 2024 Notes will receive common shares in the capital of the Company based on an initial conversion rate, subject to adjustment, of 151.7220 common shares per $1,000 principal amount of 2024 Notes. Assuming an initial conversion rate of 151.7220 common shares per $1,000 principal amount of 2024 Notes, a maximum of 26,172,045 common shares are issuable upon conversion of the 2024 Notes as at May 6, 2026.

Normal Course Issuer Bid

On April 17, 2026, the Company announced the renewal of its NCIB program to purchase up to 15,227,869 common shares, being 5% of its outstanding common shares as at April 10, 2026. Under the NCIB, purchases of common shares may be made through the facilities of the NYSE. The share repurchase program started on May 4, 2026 and will end on the earlier of May 3, 2027; the date the Company acquires the maximum number of common shares allowable under the NCIB; or the date the Company otherwise decides not to make any further repurchases under the NCIB.

During the first quarter of 2026, Company acquired under its normal course issuer bid program and cancelled 2,200,693 common shares at an average cost of $9.24 per share.

RELATED PARTY TRANSACTIONS

Key Management Personnel

During the three months ended March 31, 2026 and 2025, the Company was charged for consulting services by Mario Szotlender, a director of the Company.

Other than transactions in the normal course of business and those noted above, and with the Board of Directors and key management personnel, the Company had no transactions between related parties during the three months ended March 31, 2026 and 2025.

Fortuna | 19

Fortuna Mining Corp. Management’s Discussion and Analysis For the three months ended March 31, 2026	(in US dollars, tabular amounts in millions, except where noted)

NON-IFRS FINANCIAL MEASURES

The Company has disclosed certain financial measures and ratios in this MD&A which are not defined under IFRS and are not disclosed in the Financial Statements, including but not limited to: all-in costs; cash cost per ounce of gold; all-in sustaining costs; all-in sustaining cash cost per ounce of gold sold; all-in sustaining costs per ounce of gold equivalent sold; all in cash cost per ounce of gold sold; cash cost per payable ounce of silver equivalent; all-in sustaining cash cost per payable ounce of silver equivalent sold; sustaining capital; growth capital; all-in cash cost per payable ounce of silver equivalent sold; free cash flow and free cash flow from ongoing operations; adjusted net income; adjusted attributable net income; adjusted EBITDA; EBITDA margin; net debt and working capital.

These non-IFRS financial measures and non-IFRS ratios are widely reported in the mining industry as benchmarks for performance and are used by Management to monitor and evaluate the Company's operating performance and ability to generate cash. The Company believes that, in addition to financial measures and ratios prepared in accordance with IFRS, certain investors use these non-IFRS financial measures and ratios to evaluate the Company’s performance. However, the measures do not have a standardized meaning under IFRS and may not be comparable to similar financial measures disclosed by other companies. Accordingly, non-IFRS financial measures and non-IFRS ratios should not be considered in isolation or as a substitute for measures and ratios of the Company’s performance prepared in accordance with IFRS. The Company has calculated these measures consistently for all periods presented with the exception of the following:

●	The calculation of Adjusted EBITDA was revised to no longer include right of use payments to better align with the cash flow statement. Management elected to make the change to simplify the calculation and to better align with our peers to improve comparability

The following table outlines the non-IFRS financial measures and ratios, their definitions, the most directly comparable IFRS measures and why we use these measures.

Non-IFRS Financial Measure or Ratio	Definition	Most Directly Comparable IFRS Measure	Why we use this measure and why it is useful to investors
Silver Equivalent Ounces Sold

Silver equivalent ounces are calculated by converting other metal production to its silver equivalent using relative metal/silver metal prices at realized prices and adding the converted metal production expressed in silver ounces to the ounces of silver production.

		Silver Ounces Sold	Management believes this provides a consistent way to measure costs.
Gold Equivalent Ounces Sold

Gold equivalent ounces are calculated by converting other metal production to its gold equivalent using relative metal/gold metal prices at realized prices and adding the converted metal production expressed in gold ounces to the ounces of gold production.

Gold Ounces Sold
Cash Costs

Cash costs include all direct and indirect operating cash costs related directly to the physical activities of producing metals, including mining and processing costs, third-party refining and treatment charges, on-site general and administrative expenses, applicable production taxes and royalties which are not based on sales or taxable income calculations , net of by-product credits, but are exclusive of the impact of non-cash items that are included as part of the cost of sales that is calculated in the consolidated Income Statement including depreciation and depletion, reclamation, capital, development and exploration costs.

Cost of Sales

Management believes that cash cost and AISC measures provide useful information regarding the Company's cost structure, ability to generate free cash flow and evaluate the relative performance of our operations. In addition, the Company believes that each measure provides useful information to our investors to evaluate cash flow generation and the costs necessary to maintain current production levels at an operation.

Fortuna | 20

Fortuna Mining Corp. Management’s Discussion and Analysis For the three months ended March 31, 2026	(in US dollars, tabular amounts in millions, except where noted)

Non-IFRS Financial Measure or Ratio	Definition	Most Directly Comparable IFRS Measure	Why we use this measure and why it is useful to investors
Cash Cost Per Ounce	This ratio is calculated by dividing cash costs by gold or silver equivalent ounces sold in the period.
All-In Sustaining Costs (AISC)

The Company, in conjunction with an initiative undertaken within the gold mining industry, has adopted AISC and all-in sustaining cost measures based on guidance published by World Gold Council ("WGC"). The Company conforms its AISC and all-in cash cost definitions to that set out in the guidance and the Company has presented the cash cost figures on a sold ounce basis.

We define All-in Sustaining Costs as total production cash costs incurred at the applicable mining operation but excludes mining royalty recognized as income tax within the scope of IAS-12, as well as non-sustaining capital expenditures. Sustaining capital expenditures, corporate selling, general and administrative expenses, gains from blue-chip swaps and brownfield exploration expenditures are added to the cash cost. AISC is estimated at realized metal prices.

AISC per Ounce Sold	This ratio is calculated by dividing AISC by gold or silver equivalent ounces sold in the period.
All-In Costs	All-In Costs is calculated consistently with AISC but is inclusive of growth capital.
Sustaining Capital	Sustaining capital represents the necessary capital investments to maintain current operations at their existing including such as capitalized stripping and underground development.	Additions to Property Plant and Equipment

Management believes that sustaining and growth capital provide useful information to investors regarding the Company’s investment activities to both maintain the existing operations and invest in the future growth of the Company.

Growth Capital	Growth capital represents the capital investments necessary to expand current operations, develop new projects and build significant infrastructure.
Free Cash Flow From Ongoing Operations

Free cash flow from ongoing operations is defined as net cash provided by operating activities, less sustaining capital expenditures and sustaining lease payments, plus blue-chip swap investments and adjusted for one-time items that the Company does not consider representative of future cash flows such as transaction costs and other non-recurring items.

		Net Cash Provided by Operating Activities	This non-IFRS measure is used by the Company and investors to measure the cash flow available from its operations to fund the Company’s growth through investments and capital expenditures.
Free Cash Flow	Free cash flow is defined as net cash provided by operating activities less sustaining and growth capital expenditures and payment of lease obligations.	Net Cash Provided by Operating Activities

This non-IFRS measure is used by the Company to measure cash flow available after funding growth and sustaining capital and lease obligations to fund corporate activities without reliance on additional borrowings.

Fortuna | 21

Fortuna Mining Corp. Management’s Discussion and Analysis For the three months ended March 31, 2026	(in US dollars, tabular amounts in millions, except where noted)

Non-IFRS Financial Measure or Ratio	Definition	Most Directly Comparable IFRS Measure	Why we use this measure and why it is useful to investors
Adjusted Net Income and Adjusted Attributable Net Income

Adjusted net income and adjusted attributable net income excludes the after-tax and non-controlling interest impact of specific items that are significant, which the Company believes are not reflective of the Company’s underlying performance for the reporting period, which includes but is not limited to:

◾
Acquisition/disposition gains and losses and the fees associated with executing the transaction;
◾
Impairment charges (reversals) related to mineral properties and PP&E; and
◾
Other items that are not indicative of the underlying operating performance of our core mining business
Net Income

Management believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information and information obtained from conventional IFRS measures to evaluate the Company’s performance.

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS measure which is calculated as net income before interest, taxes, depreciation, and amortization, adjusted to exclude specific items that are significant, which the Company believes are not reflective of the Company’s underlying performance for the reporting period, which includes but is not limited to:

◾
Acquisition/disposition gains and losses and the fees associated with executing the transaction;
◾
Impairment charges (reversals) related to mineral properties and PP&E; and
◾
Other items that are not indicative of the underlying operating performance of our core mining business
Net Income

Management believes that adjusted EBITDA provides valuable information as an indicator of the Company’s ability to generate operating cash flow to fund working capital needs, service debt obligations and fund capital expenditures. Adjusted EBITDA is also a common metric that provides additional information used by investors and analysts for valuation purposes based on an observed or inferred relationship between adjusted EBITDA and market value.

EBITDA Margin	This ratio is calculated by dividing Adjusted EBITDA by Sales
Working Capital	Working capital is a non-IFRS measure which is calculated by subtracting current liabilities from current assets.	Current Assets, Current Liabilities	Management believes that working capital is a useful indicator of the liquidity of the Company.
Net Debt	Net debt is a Non-IFRS measure which is calculated by adding together current and long term debt and then subtracting cash and cash equivalents.	Current Debt, Long Term Debt, Cash and Cash Equivalents	Management believes that net debt is a useful indicator of the liquidity of the Company.

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Fortuna Mining Corp. Management’s Discussion and Analysis For the three months ended March 31, 2026	(in US dollars, tabular amounts in millions, except where noted)

Cash Cost per GEO Sold

The following tables present a reconciliation of cash cost per GEO sold to the cost of sales in the Q1 2026 Financial Statements for the three months ended March 31, 2026 and 2025:

Cash cost per gold equivalent ounce sold - Q1 2026
(in thousands of US dollars, except ounces sold)	Lindero	Séguéla	Caylloma	GEO cash costs
Cost of sales	41,678	73,004	15,952	130,634
Depletion, depreciation, and amortization	(14,933)	(26,099)	(3,643)	(44,675)
Royalties and taxes	(63)	(18,389)	(471)	(18,923)
By-product credits	(1,253)	–	–	(1,253)
Other	69	–	(840)	(771)
Treatment and refining charges	–	–	1,899	1,899
Cash cost applicable per gold equivalent ounce sold	25,498	28,516	12,897	66,911
Ounces of gold equivalent sold	21,111	42,054	7,230	70,395
Cash cost per ounce of gold equivalent sold ($/oz)	1,208	678	1,784	951

Gold equivalent was calculated using the realized prices for gold of $4,884/oz Au, $82.69/oz Ag, $1,918/t Pb and $3,246/t Zn
Figures may not add due to rounding.

Cash cost per gold equivalent ounce sold - Q1 2025
(in thousands of US dollars, except ounces sold)	Lindero	Séguéla	Caylloma	GEO cash costs
Cost of sales	31,805	65,425	17,463	114,693
Depletion, depreciation, and amortization	(9,799)	(30,310)	(4,369)	(44,478)
Royalties and taxes	(94)	(10,133)	(240)	(10,467)
By-product credits	(731)	–	–	(731)
Other	123	–	(659)	(536)
Treatment and refining charges	–	–	50	50
Cash cost applicable per gold equivalent ounce sold	21,304	24,982	12,245	58,531
Ounces of gold equivalent sold	18,580	38,439	10,539	67,558
Cash cost per ounce of gold equivalent sold ($/oz)	1,147	650	1,162	866

Gold equivalent was calculated using the realized prices for gold of $2,884/oz Au, $31.77/oz Ag, $1,971/t Pb and $2,841/t Zn
Figures may not add due to rounding.

Fortuna | 23

Fortuna Mining Corp. Management’s Discussion and Analysis For the three months ended March 31, 2026	(in US dollars, tabular amounts in millions, except where noted)

All-in Sustaining Cash Cost and All-in Cash Cost per GEO Sold

The following tables show a breakdown of the all-in sustaining cash cost per GEO sold for the three months ended March 31, 2026 and 2025:

AISC per gold equivalent ounce sold - Q1 2026
(in thousands of US dollars, except ounces sold)	Lindero	Séguéla	Caylloma	Corporate	GEO AISC
Cash cost applicable per gold equivalent ounce sold	25,498	28,516	12,897	–	66,911
Royalties and taxes	63	18,389	471	–	18,923
Worker's participation	–	–	1,273	–	1,273
General and administration	3,005	3,952	893	17,780	25,630
Other	–	874	–	–	874
Total cash costs	28,566	51,731	15,534	17,780	113,611
Sustaining capital (1)	9,066	22,281	3,374	–	34,721
Blue chips gains (investing activities) (1)	–	–	–	–	–
All-in sustaining costs	37,632	74,012	18,908	17,780	148,332
Gold equivalent ounces sold	21,111	42,054	7,230	–	70,395
All-in sustaining costs per ounce	1,783	1,760	2,615	–	2,107

Gold equivalent was calculated using the realized prices for gold of $4,884/oz Au, $82.69/oz Ag, $1,918/t Pb and $3,246/t Zn
Figures may not add due to rounding.
(1) Presented on a cash basis.

AISC per gold equivalent ounce sold - Q1 2025
(in thousands of US dollars, except ounces sold)	Lindero	Séguéla	Caylloma	Corporate	GEO AISC
Cash cost applicable per gold equivalent ounce sold	21,303	24,982	12,245	–	58,530
Royalties and taxes	94	10,133	240	–	10,467
Worker's participation	–	–	739	–	739
General and administration	2,480	2,224	2,455	15,373	22,532
Other	–	–	–	–	–
Total cash costs	23,877	37,339	15,679	15,373	92,268
Sustaining capital (1)	12,944	12,252	2,246	–	27,442
Blue chips gains (investing activities) (1)	(1,319)	–	–	–	(1,319)
All-in sustaining costs	35,502	49,591	17,925	15,373	118,391
Gold equivalent ounces sold	18,580	38,439	10,539	–	67,558
All-in sustaining costs per ounce	1,911	1,290	1,701	–	1,752

Gold equivalent was calculated using the realized prices for gold of $2,884/oz Au, $31.77/oz Ag, $1,971/t Pb and $2,841/t Zn
Figures may not add due to rounding.
(1) Presented on a cash basis.

Fortuna | 24

Fortuna Mining Corp. Management’s Discussion and Analysis For the three months ended March 31, 2026	(in US dollars, tabular amounts in millions, except where noted)

Production Cash Cost per Payable Ounce of Silver Equivalent Sold

The following tables present a reconciliation of cash cost per ounce of silver equivalent sold to the cost of sales for the three months ended March 31, 2026 and 2025:

Cash cost per silver equivalent ounce sold - Q1 2026
(in thousands of US dollars, except ounces sold)	Caylloma
Cost of sales	15,952
Depletion, depreciation, and amortization	(3,643)
Royalties and taxes	(471)
Other	(840)
Treatment and refining charges	1,899
Cash cost applicable per silver equivalent sold	12,897
Ounces of silver equivalent sold (1,2)	426,253
Cash cost per ounce of silver equivalent sold ($/oz)	30.26

(1) Silver equivalent sold is calculated using a silver to gold ratio of 59.5:1, silver to lead ratio of 1:95.1 pounds, and silver to zinc ratio of 1:56.2 pounds.
(2) Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices.
Figures may not add due to rounding.

Cash cost per silver equivalent ounce sold - Q1 2025
(in thousands of US dollars, except ounces sold)	Caylloma
Cost of sales	17,463
Depletion, depreciation, and amortization	(4,369)
Royalties and taxes	(240)
Other	(659)
Treatment and refining charges	50
Cash cost applicable per silver equivalent sold	12,245
Ounces of silver equivalent sold (1,2)	956,640
Cash cost per ounce of silver equivalent sold ($/oz)	12.80

(1) Silver equivalent sold is calculated using a silver to lead ratio of 1:35.5 pounds, and silver to zinc ratio of 1:24.7 pounds.
(2) Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices.
Figures have been restated to remove Right of Use.
Figures may not add due to rounding.

All-in Sustaining Cash Cost and All-in Cash Cost per Payable Ounce of Silver Equivalent Sold

The following tables show a breakdown of the all-in sustaining cash cost per payable ounce of silver equivalent sold for the three months ended March 31, 2026 and 2025:

AISC per silver equivalent ounce sold - Q1 2026
(in thousands of US dollars, except ounces sold)	Caylloma
Cash cost applicable per silver equivalent ounce sold	12,897
Royalties and taxes	471
Worker's participation	1,273
General and administration	893
Total cash costs	15,534
Sustaining capital (3)	3,374
All-in sustaining costs	18,908
Silver equivalent ounces sold (1,2)	426,253
All-in sustaining costs per ounce	44.36

(1) Silver equivalent sold is calculated using a silver to gold ratio of 59.5:1, silver to lead ratio of 1:95.1 pounds, and silver to zinc ratio of 1:56.2 pounds.

Fortuna | 25

Fortuna Mining Corp. Management’s Discussion and Analysis For the three months ended March 31, 2026	(in US dollars, tabular amounts in millions, except where noted)

(2) Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices.
(3) Presented on a cash basis.

AISC per silver equivalent ounce sold - Q1 2025
(in thousands of US dollars, except ounces sold)	Caylloma
Cash cost applicable per silver equivalent ounce sold	12,245
Royalties and taxes	240
Worker's participation	739
General and administration	2,455
Total cash costs	15,679
Sustaining capital (3)	2,246
All-in sustaining costs	17,925
Silver equivalent ounces sold (1,2)	956,640
All-in sustaining costs per ounce	18.74

(1) Silver equivalent sold is calculated using a silver to lead ratio of 1:35.5 pounds, and silver to zinc ratio of 1:24.7 pounds.
(2) Silver equivalent is calculated using the realized prices for gold, silver, lead, and zinc. Refer to Financial Results - Sales and Realized Prices.
(3) Presented on a cash basis.

Growth and Sustaining Capital Expenditures

The following tables present a reconciliation of growth and sustaining capital expenditures for the three months ended March 31, 2026 and 2025.

Capital expenditures for AISC - Q1 2026
(in thousands of US dollars)	Lindero	Séguéla	Caylloma	Corporate	Total
Additions to mineral properties and property, plant, and equipment	8,384	24,661	2,317	9,919	45,281
Growth capital	(715)	(6,644)	(77)	(9,919)	(17,355)
Sustaining capital	7,669	18,017	2,240	–	27,926
Sustaining leases	1,397	4,264	1,134	–	6,795
Capital expenditures for AISC	9,066	22,281	3,374	–	34,721

Figures may not add due to rounding.

Capital expenditures for AISC - Q1 2025
(in thousands of US dollars)	Lindero	Séguéla	Caylloma	Corporate	Total
Additions to mineral properties and property, plant, and equipment	12,669	17,820	1,864	5,600	37,953
Growth capital	(307)	(9,207)	(249)	(5,600)	(15,363)
Sustaining capital	12,362	8,613	1,615	–	22,590
Sustaining leases	582	3,639	631	–	4,852
Capital expenditures for AISC	12,944	12,252	2,246	–	27,442

Figures may not add due to rounding.

Fortuna | 26

Fortuna Mining Corp. Management’s Discussion and Analysis For the three months ended March 31, 2026	(in US dollars, tabular amounts in millions, except where noted)

Free Cash Flow and Free Cash Flow from Ongoing Operations

The following table presents a reconciliation of free cash flow and free cash flow from ongoing operations to net cash provided by operating activities, the most directly comparable IFRS measure, for the three months ended March 31, 2026 and 2025:

	Three months ended March 31,
(in millions of US dollars)	2026	2025

Net cash provided by operating activities	209.4	126.4
Additions to mineral properties, plant and equipment	(45.3)	(39.6)
Payments of lease obligations	(6.9)	(6.0)
Free cash flow	157.2	80.8
Growth capital	17.4	15.4
Discontinued operations	–	(34.8)
Gain on blue chip swap investments	–	1.3
Other adjustments	(0.6)	4.0
Free cash flow from ongoing operations	174.0	66.7

Figures may not add due to rounding.

Adjusted Net Income

The following table presents a reconciliation of the adjusted net income from net income, the most directly comparable IFRS measure, for the three months ended March 31, 2026 and 2025:

	Three months ended March 31,
(in millions of US dollars)	2026	2025
Net income	119.9	64.8
Adjustments, net of tax:
Discontinued operations	–	(25.9)
Other non-cash/non-recurring items	–	0.2
Adjusted net income	119.9	39.1

Figures may not add due to rounding.

Fortuna | 27

Fortuna Mining Corp. Management’s Discussion and Analysis For the three months ended March 31, 2026	(in US dollars, tabular amounts in millions, except where noted)

Adjusted EBITDA

The following table presents a reconciliation of Adjusted EBITDA from net income, the most directly comparable IFRS measure, for the three months ended March 31, 2026 and 2025:

	Three months ended March 31,
(in millions of US dollars)	2026	2025
Net income	119.9	64.8
Adjustments:
Discontinued operations	–	(25.9)
Inventory adjustment	(0.1)	–
Net finance items	1.9	3.0
Depreciation, depletion, and amortization	45.9	45.1
Income taxes	58.4	15.4
Other operating expenses (income)	(7.0)	–
Other non-cash/non-recurring items	(0.2)	0.2
Adjusted EBITDA	218.8	102.6
Sales	342.5	195.0
EBITDA margin	64%	53%

Figures may not add due to rounding.

Adjusted Attributable Net Income

The following table presents a reconciliation of Adjusted Attributable Net Income from attributable net income, the most directly comparable IFRS measure, for the three months ended March 31, 2026 and 2025:

	Three months ended March 31,
(in millions of US dollars)	2026	2025
Net income attributable to shareholders	111.0	58.5
Adjustments, net of tax:
Discontinued operations	–	(25.9)
San Jose ARO adjustment	–	0.3
Inventory adjustment	–	(0.1)
Other non-cash/non-recurring items	–	2.8
Adjusted attributable net income	111.0	35.6

Figures may not add due to rounding.

Net Debt

The following table presents a reconciliation of debt to total net debt and total net debt to adjusted EBITDA ratio as at March 31, 2026:

(in millions of US dollars, except Total net debt to adjusted EBITDA ratio)	March 31, 2026
2024 Convertible Notes	172.5
Less: cash and cash equivalents and short-term investments	(665.9)
Total net debt	(493.4)
Adjusted EBITDA (last four quarters)	634.6
Total net debt to adjusted EBITDA ratio	(0.8):1

Fortuna | 28

Fortuna Mining Corp. Management’s Discussion and Analysis For the three months ended March 31, 2026	(in US dollars, tabular amounts in millions, except where noted)

Working Capital

The following table presents a calculation of working capital as at March 31, 2026 and 2025:

(in millions of US dollars)	March 31, 2026	March 31, 2025
Current assets	891.9	577.4
Current liabilities	281.1	283.2
Working capital	610.8	294.2

Figures may not add due to rounding.

Qualified Person

Eric Chapman, Senior Vice-President of Technical Services, is a Professional Geoscientist of the Engineers and Geoscientists of British Columbia (Registration Number 36328) and is the Company’s Qualified Person (as defined by National Instrument 43-101). Mr. Chapman has reviewed and approved the scientific and technical information contained in this MD&A and has verified the underlying data.

Other Information, Risks and Uncertainties

For further information regarding the Company’s operational risks, please refer to the section entitled “Description of the Business - Risk Factors” in the Company’s most recent Annual Information Form that is available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar.shtml.

RISKS AND UNCERTAINTIES

In the exploration, development and mining of mineral deposits, we are subject to various significant risks. Several of these financial and operational risks could have a significant impact on our cash flows and profitability. The most significant risks and uncertainties we face include: operating hazards and risks incidental to mining activities; occupational health and safety hazards; mineral resources, mineral reserves and metal recoveries are estimated; the ability to replace mineral reserves; hazards and risks relating to tailings, heap leach and waste rock facilities; assumptions that the Company must make in determining production schedules, economic returns and costs; exploration projects such as Diamba Sud are uncertain; the substantial capital required for exploration and the development of infrastructure; existing and future environmental regulation; political and economic risk in the jurisdictions in which we operate; uncertainties relating to new mining operations; uncertainties relating to obtaining all permits required for operations; global geopolitical risk; repatriation of funds; government regulations and permit requirements, environmental legislation; abnormal or extreme natural events; climate change and weather; risks related to securing required supplies of power and water; labor relations; taxation changes; potential conflicts in partnerships and joint arrangements; use of outside contractors; imposition of trade tariffs; maintenance of mining concessions, challenges to the Company’s title to its properties; the termination of mining concessions in certain circumstances; risks related to artisanal or informal mining on the Company’s properties; compliance with ILO Convention 169; maintaining relationships with local communities; reputational risk; opposition to the Company’s exploration, development or operational activities; funding for exploration and  development; production risk at our operating mine sites; failure to complete proposed acquisitions or business arrangements; our ability to service and repay our debt; restrictive covenants that impose significant operating and financial restrictions; change of control restrictions; debt service obligations; breach and default under indebtedness; credit ratings; our ability to attract and retain a skilled workforce; critical infrastructure failures; the ability to maintain appropriate and adequate insurance across all jurisdictions; risks relating to conflicts of interests of our directors and officers; our compliance with corruption and antibribery laws and sanctions; risks related to legal proceedings that arise in the ordinary course of business; foreign currency risk; fluctuations in metal prices; our ability to sell to a limited number of

Fortuna | 29

Fortuna Mining Corp. Management’s Discussion and Analysis For the three months ended March 31, 2026	(in US dollars, tabular amounts in millions, except where noted)

smelters and off-takers; tax matters; credit risk on receivables; sufficiency of monies allotted by the Company for mine closure and reclamation obligations; risks relating to operational and governance practices being challenged by activist shareholders and proxy solicitation firms; risks related to the Company’s compliance with the United States Sarbanes-Oxley Act; risks related to information and operation technology systems; results of future legal proceedings and contract settlements; pandemics, epidemics and public health crises; volatility in the market price of the Company’s common shares; risks related to the 2024 Notes; dilution of shareholders from future offerings of the Company’s common shares or securities convertible into common shares; dividends; credit risk through VAT receivables; supply chain disruptions; tax-related risks, including tax and audits and reassessments; risks relating to the uncertainty surrounding the interpretation of omnibus Bill C-59 and the related amendments to the Competition Act (Canada); and competition. These risks are not a comprehensive list of the risks and uncertainties that we face. Risks and uncertainties not currently known to us or that we currently deem to be immaterial may also materially and adversely affect our business, financial condition, results of operations and prospects. For a comprehensive discussion on risks and uncertainties, in respect of our business and share price, refer to the section 'Risk Factors' in our current Annual Information Form for the year ended December 31, 2025 as well as the section ‘Risks and Uncertainties’ in the management’s discussion and analysis for the year ended December 31, 2025 (which are available on SEDAR+ at www.sedarplus.ca).

Significant changes to our financial, operational and business risks exposure during the three months ended March 31, 2026 and up to the date of this MD&A include the following:

◾	On February 28 2026, the United Stated initiated a military action in Iran which has led to instability in the Middle East and the disruption of global energy markets. Heightened tensions and hostilities in the Middle East increase the risk of escalation, further military action, sanctions, trade disruptions, energy price volatility and broader geopolitical uncertainty. Such conflict may adversely affect global economic conditions, including through disruptions to international trade, capital markets, transportation networks and supply chains, increased inflationary pressures, higher interest rates, currency volatility and reduced investor confidence. Escalation of hostilities in the Middle East has also contributed to volatility in global energy markets, which may result in higher fuel, power and transportation costs. Any sustained increase in such costs could negatively affect the Company’s operating costs, project economics, capital expenditures and margins.

CRITICAL ACCOUNTING ESTIMATES, ASSUMPTIONS AND JUDGEMENTS

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed at each period end. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

For further information on our significant judgements and accounting estimates, refer to note 4 of the 2025 Financial Statements.

Changes in Accounting Policies

The Company adopted various amendments to IFRS, which were effective for accounting periods beginning on or after January 1, 2026. These include amendments to IFRS 7 and IFRS 9, Classification and Measurement of Financial Instruments. The impacts of adoption were not material to the Company's interim consolidated financial statements.

Fortuna | 30

Fortuna Mining Corp. Management’s Discussion and Analysis For the three months ended March 31, 2026	(in US dollars, tabular amounts in millions, except where noted)

CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Disclosure controls and procedures have been designed to provide reasonable assurance that all material information related to the Company is identified and communicated to management on a timely basis. Management of the Company, under the supervision of the President and Chief Executive Officer and the Chief Financial Officer, is responsible for the design and operation of disclosure controls and procedures in accordance with the requirements of National Instrument 52-109 of the Canadian Securities Administrators and as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended.

Management’s Report on Internal Control over Financial Reporting

The Company’s internal control over financial reporting (“ICFR”) is designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external reporting purposes in accordance with IFRS as issued by the International Accounting Standards Board. However, due to its inherent limitations, internal control over financial reporting may not prevent or detect all misstatements and fraud.

There have been no changes in the Company’s internal control over financial reporting for the three months ended March

31, 2026 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Fortuna | 31

Fortuna Mining Corp. Management’s Discussion and Analysis For the three months ended March 31, 2026	(in US dollars, tabular amounts in millions, except where noted)

CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS

This MD&A and any documents incorporated by reference into this MD&A includes certain “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Section 21E of the United States Securities Exchange Act of 1934, as amended, and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are often, but not always, identified by the use of words such as “anticipates”, “believes”, “plans”, “estimates”, “expects”, “forecasts”, “targets”, “possible”, “potential”, “intends”, “advance”, “goal”, “objective”, “projects”, “budget”, “calculates” or statements that events, “will”, “may”, “could” or “should” occur or be achieved and similar expressions, including negative variations.  The Forward-looking Statements in this MD&A include, without limitation, statements relating to: Mineral Resource and Mineral Reserve estimates as they involve the implied assessment, based on estimates and assumptions that the resources and reserves described exist in the quantities predicted or estimated and can be profitably produced in the future; the Company's plans and expectations for its material properties and future exploration, development and operating activities, including, without limitation, capital expenditure, production and cash cost and all-in sustaining costs (“AISC”) estimates, exploration activities and budgets, forecasts and schedule estimates, as well as their impact on the results of operations or financial condition of the Company; exploration plans; statements establishing sustainability and environmental targets, goals, and strategies, and the ability to meet the same; the future results of exploration activities; statements regarding the ability of the Company to earn an initial 51% interest, and an additional 19% interest, in the Quartzstone Project; statements regarding the purchase of the 4.5% net smelter returns royalty over the Quartzstone Project; that the Company’s exploration activities will be successful and that it will be able to increase its mineral resources at its existing deposits; the ability of the Company to continue to repatriate funds from Argentina; the Company’s expectation that there are no changes in internal controls that are reasonably likely to materially affect the Company’s internal control over financing reporting; expected maturities of the Company’s financial liabilities, lease obligations and other contractual commitments; property permitting and litigation matters; the fluctuation of its effective tax rate in the jurisdictions where the Company does business; and statements regarding the NCIB program.

The forward-looking statements in this MD&A also include financial outlooks and other forward-looking metrics relating to Fortuna and its business, including references to financial and business prospects and future results of operations, including production, and cost guidance and anticipated future financial performance. Such information, which may be considered future oriented financial information or financial outlooks within the meaning of applicable Canadian securities legislation (collectively, “FOFI”), has been approved by management of the Company and is based on assumptions which management believes were reasonable on the date such FOFI was prepared, having regard to the industry, business, financial conditions, plans and prospects of Fortuna and its business and properties. These projections are provided to describe the prospective performance of the Company's business. Nevertheless, readers are cautioned that such information is highly subjective and should not be relied on as necessarily indicative of future results and that actual results may differ significantly from such projections. FOFI constitutes forward-looking statements and is subject to the same assumptions, uncertainties, risk factors and qualifications as set forth below.

Forward-looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward-looking Statements. Such uncertainties and factors include, among others: operational risks relating to mining and mineral processing; uncertainty relating to Mineral Resource and Mineral Reserve estimates; uncertainty relating to capital and operating costs, production schedules and economic returns; risks relating to the Company’s ability to replace its Mineral Reserves; risks associated with mineral exploration and project development; occupational health and safety hazards; hazards and risks relating to tailings, heap leach and waste rock facilities; critical infrastructure failures; uncertainties relating to new mining operations; uncertainty relating to the repatriation of funds as a result of currency controls; environmental matters including maintaining, obtaining or renewing environmental permits and potential liability claims; inability to meet sustainability, environmental, diversity or safety targets, goals, and strategies (including greenhouse gas emissions reduction targets); risks associated with political

Fortuna | 32

Fortuna Mining Corp. Management’s Discussion and Analysis For the three months ended March 31, 2026	(in US dollars, tabular amounts in millions, except where noted)

instability and changes to the regulations governing the Company’s business operations; changes in national and local government legislation, taxation, controls, regulations and political or economic developments in countries in which the Company does or may carry on business; risks associated with war, hostilities or other conflicts, such as the Ukrainian – Russian, Iran – Israel and US, and Israel – Hamas conflicts, and the impact they may have on global economic activity; risks relating to the termination of the Company’s mining concessions in certain circumstances; risks related to International Labor Organization (“ILO”) Convention 169 compliance; developing and maintaining good relationships with local communities and stakeholders; risks associated with losing control of public perception as a result of social media and other web-based applications; potential opposition to the Company’s exploration, development and operational activities; risks related to the Company’s ability to obtain adequate financing for planned exploration and development activities; substantial reliance on the Séguéla Mine and the Lindero Mine for revenues; property title matters; risks relating to the integration of businesses and assets acquired by the Company; impairments; reliance on key personnel; uncertainty relating to potential conflicts of interest involving the Company’s directors and officers; risks associated with the Company’s reliance on local counsel and advisors and the experience of its management and board of directors in foreign jurisdictions; adequacy of insurance coverage; operational safety and security risks; risks related to the Company’s compliance with the United States Sarbanes-Oxley Act; risks related to the foreign corrupt practices regulations and anti-bribery laws; legal proceedings and potential legal proceedings; uncertainties relating to general economic conditions; risks relating to pandemics, epidemics and public health crises; and the impact they might have on the Company’s business, operations and financial condition; the Company’s ability to access its supply chain; the ability of the Company to transport its products; and impacts on the Company’s employees and local communities all of which may affect the Company’s ability operate; competition; fluctuations in metal prices; regulations and restrictions with respect to imports; the imposition of trade tariffs and the effect that they might have on the Company’s operations; high rates of inflation; risks associated with entering into commodity forward and option contracts for base metals production; fluctuations in currency exchange rates and restrictions on foreign exchange and currencies; failure to meet covenants under its credit facility, or an event of default which may reduce the Company’s liquidity and adversely affect its business; tax audits and reassessments; risks relating to hedging; uncertainty relating to concentrate treatment charges and transportation costs; sufficiency of monies allotted by the Company for land reclamation; risks associated with dependence upon information technology systems, which are subject to disruption, damage, failure and risks with implementation and integration; uncertainty relating to nature and climate change conditions; risks associated with climate change legislation; laws and regulations regarding the protection of the environment (including greenhouse gas emission reduction and other decarbonization requirements and the uncertainty surrounding the interpretation of omnibus Bill C-59 and the related amendments to the Competition Act (Canada); our ability to manage physical and transition risks related to climate change and successfully adapt our business strategy to a low carbon global economy; risks related to the volatility of the trading price of the Company’s common shares; dilution from further equity or convertible debenture financings; risks related to future insufficient liquidity resulting from a decline in the price of the Company’s common shares; uncertainty relating to the Company’s ability to pay dividends in the future; risks relating to the market for the Company’s securities; risks relating to the convertible notes of the Company; and uncertainty relating to the enforcement of any U.S. judgments which may be brought against the Company; as well as those factors referred to in the “Risks and Uncertainties” section in this MD&A and in the “Risk Factors” section in our Annual Information Form for the financial year ended December 31, 2025 filed with the Canadian Securities Administrators and available at www.sedarplus.ca and filed with the U.S. Securities and Exchange Commission as part of the Company’s Form 40-F and available at www.sec.gov/edgar.shtml.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward-looking Statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking Statements contained in this MD&A are based on the assumptions and factors management considers reasonable as at the date of this MD&A, including but not limited to: all required third party contractual, regulatory and governmental approvals will be obtained and maintained for the exploration, development, construction and production of its properties; there being no significant disruptions affecting operations, whether relating to labor, supply, power, blockades, damage to equipment or other matter; there being no material and negative impact to the various contractors, suppliers and subcontractors at the Company’s mine sites as a result of the Ukrainian – Russian, Iran – Israel and US, and

Fortuna | 33

Fortuna Mining Corp. Management’s Discussion and Analysis For the three months ended March 31, 2026	(in US dollars, tabular amounts in millions, except where noted)

Israel – Hamas conflicts or otherwise that would impair their ability to provide goods and services; permitting, construction, development, expansion, and production continuing on a basis consistent with the Company’s current expectations;  expected trends and specific assumptions regarding metal prices and currency exchange rates; prices for and availability of fuel, electricity, parts and equipment and other key supplies remaining consistent with current levels; production forecasts meeting expectations; any investigations, claims, and legal, labor and tax proceedings arising in the ordinary course of business will not have a material effect on the results of operations or financial condition of the Company; and the accuracy of the Company’s current Mineral Resource and Mineral Reserve estimates.

These Forward-looking Statements are made as of the date of this MD&A. There can be no assurance that Forward-looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are cautioned not to place undue reliance on Forward-looking Statements. Except as required by law, the Company does not assume the obligation to revise or update these Forward-looking Statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events.

CAUTIONARY NOTE TO UNITED STATES INVESTORS CONCERNING ESTIMATES OF RESERVES AND RESOURCES

The Company is a Canadian “foreign private issuer” as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended, and is permitted to prepare the technical information contained herein in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of the securities laws currently in effect in the United States.

Technical disclosure regarding the Company’s properties included herein was prepared in accordance with NI 43-101. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 differs from the disclosure requirements of the SEC generally applicable to U.S. companies. Accordingly, information contained herein is not comparable to similar information made public by U.S. companies reporting pursuant to SEC disclosure requirements.

Fortuna | 34